Offer by

Neuberger Berman High Yield Strategies Fund Inc.

to Purchase for Cash
Up to 25% of its Outstanding Shares
of Common Stock

________________

November 10, 2020

To Our Clients:

Enclosed for your consideration is the Offer to Purchase dated November 10, 2020 in connection with the offer by Neuberger Berman High Yield Strategies Fund Inc., a Maryland corporation (the “Fund”), to purchase for cash up to 25% of its outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”) (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase and a related Letter of Transmittal (which together constitute the “Offer Documents”). The price to be paid for the Common Stock is an amount per share, net to the seller in cash, equal to 96% of the net asset value per share (“NAV”) as determined by the Fund at the close of regular trading on the New York Stock Exchange (“NYSE”) on December 10, 2020, or such later date to which the Offer is extended.

We are the registered holder of record of Common Stock held for your account. A tender of such Common Stock can be made only by us as the registered holder of record and only pursuant to your instructions. The Offer to Purchase and the Letter of Transmittal are being furnished to you for your information only and cannot be used by you to tender Common Stock held by us for your account.

We request instructions as to whether you wish us to tender all or any shares of Common Stock held by us for your account, upon the terms and subject to the conditions set forth in the Offer.

Your attention is invited to the following:

1.

The purchase price to be paid for the Common Stock is an amount per share, net to the seller in cash, equal to 96% of the net asset value per share (“NAV”) in U.S. dollars per share as determined by the Fund as of the close of ordinary trading on the NYSE on December 10, 2020, unless such date is extended. The current NAV of the Fund will be calculated daily and may be obtained by calling AST Fund Solutions, LLC, the Information Agent, at (877) 478-5039 (toll free) between the hours of 9:00 a.m. and 6:00 p.m. New York City time, except holidays.

2.	The Offer and withdrawal rights expire at 5:00 P.M., New York City time, on December 10, 2020, unless the Offer is extended.

3.	The Offer is not conditioned upon the Fund obtaining financing or upon any minimum number of shares of Common Stock being tendered.

4.

Upon the terms and subject to the conditions of the Offer, the Fund will purchase all Common Stock validly tendered (and not withdrawn) on or prior to the Expiration Date (as defined in the Offer to Purchase), provided that the total number of shares of Common Stock tendered does not exceed 25% of the Fund’s outstanding shares of Common Stock. In the event that more than 25% of the Fund’s outstanding shares of Common Stock are tendered, the Fund will purchase 25% of its outstanding shares of Common Stock on a pro rata basis (with appropriate adjustment to avoid purchase of fractional shares of Common Stock). Holders of Common Stock should carefully consider the economics involved when tendering shares in the event that more than 25% of the Fund’s outstanding shares of Common Stock are tendered and not withdrawn, and the Fund purchases the tendered shares on a pro rata basis.

5.	Any stock transfer taxes applicable to the sale of Common Stock to the Fund pursuant to the Offer will be paid by the Fund, except as otherwise provided in the Offer to Purchase.

6.

Brokers and other nominees who tender Common Stock pursuant to your instructions may charge you a fee for doing so. That fee may be greater than the fee you may be charged for selling your Common Stock in the secondary market. No fees or commissions will be payable to the Fund in connection with the Offer.

7.	Your instructions to us should be forwarded in ample time before the Expiration Date to permit us to submit a tender on your behalf.

If you wish to have us tender all or any of your shares of Common Stock, please so instruct us by completing, executing and returning to us the instruction form set forth below. If you authorize the tender of your Common Stock, all such Common Stock will be tendered unless otherwise specified on the instruction form. Your instructions to us should be forwarded as promptly as possible in order to permit us to submit a tender on your behalf in accordance with the terms and conditions of the Offer.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Common Stock in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.

Neither the Fund nor its Board of Directors (“Board”) is making any recommendation to any holder of Common Stock as to whether to tender or refrain from tendering Common Stock in the Offer. Each holder of Common Stock is urged to read the Offer Documents and accompanying materials carefully in evaluating the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than the materials enclosed herewith and the statements specifically set forth in such materials, and, if given or made, such information or representations may not be relied upon as having been authorized by the Fund or its Board.

Payment for Common Stock purchased pursuant to the Offer will in all cases be made only after timely receipt by American Stock Transfer & Trust Company, LLC (the “Depositary”) of (a) timely confirmation of the book-entry transfer of such Common Stock into the account maintained by the Depositary at The Depository Trust Company (the “Book-Entry Transfer Facility”), pursuant to the procedures set forth in Section 4 of the Offer to Purchase, (b) an Agent’s Message (as defined in the Offer to Purchase), in connection with a book-entry delivery, or the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, and (c) any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering holders of Common Stock at the same time depending upon when confirmations of book-entry transfer of such Common Stock into the Depositary’s account at the Book-Entry Transfer Facility are actually received by the Depositary.

Instructions with Respect to Offer by
Neuberger Berman High Yield Strategies Fund Inc.
to Purchase for Cash
Up to 25% of its Outstanding Shares of Common Stock

The undersigned acknowledge(s) receipt of the enclosed letter and the Offer to Purchase dated November 10, 2020, in connection with the offer by Neuberger Berman High Yield Strategies Fund Inc., a Maryland corporation (the “Fund”), to purchase for cash up to 25% of its outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”).

This will instruct you to tender the number of shares of the Common Stock as indicated below (or if no number is indicated below, all the Common Stock) held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer to Purchase.

Number of shares of Common Stock to be Tendered:	SIGN HERE

_____________ shares of Common Stock*
Dated ________________, ______	Signature(s)
Please type or print name(s)
Please type or print address
Area Code and Telephone Number
Taxpayer Identification or Social Security Number

PLEASE RETURN THIS FORM TO THE BROKERAGE
FIRM MAINTAINING YOUR ACCOUNT

The method of delivery of this form is at the option and risk of the tendering holder of Common Stock. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

*	Unless otherwise indicated, it will be assumed that all Common Stock held by us for your account is to be tendered.